Exhibit 99.6

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ David B. Sutcliffe	/s/ David G. McLennan
David B. Sutcliffe Chairman and Chief Executive Officer January 21, 2005	David G. McLennan Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with U.S. generally accepted accounting principles.

On January 21, 2005, except as to Notes 17(d)(i) and 20, which are as of March 4, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants Vancouver, Canada January 21, 2005, except as to Notes 17(d)(i) and 20, which are as of March 4, 2005.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except per share amounts)
(Prepared in accordance with United States generally accepted accounting principles (GAAP))

	Years ended December 31,
	2002	2003	2004
Revenue	$77,259	$101,709	$211,205
Cost of goods sold	69,261	60,551	127,600
Gross margin	7,998	41,158	83,605

Expenses:
Sales and marketing	11,564	11,585	20,029
Research and development, net (note 15)	14,896	15,994	24,527
Administration	4,785	6,597	8,993
Restructuring and other charges (note 4)	12,869	1,220	289
Integration costs (note 5)	—	1,947	—
Amortization	2,331	2,327	2,438
	46,445	39,670	56,276
Earnings (loss) from operations	(38,447)	1,488	27,329
Other income	247	965	1,989
Earnings (loss) before income taxes	(38,200)	2,453	29,318
Income tax expense (note 14)	3,463	198	4,398
Net earnings (loss)	$(41,663)	$2,255	$24,920

Earnings (loss) per share (note 16):
Basic	$(2.56)	$0.12	$0.99
Diluted	$(2.56)	$0.12	$0.96

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

	December 31,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$70,358	$131,846
Short-term investments (note 6)	14,760	—
Accounts receivable, net of allowance for doubtful accounts of $2,468 (2003 — $2,230)	21,566	22,506
Inventories (note 7)	1,511	11,090
Prepaid expenses	2,223	5,021
	110,418	170,463

Long-term investments (note 6)	24,639	—
Fixed assets (note 8)	5,985	10,044
Intangible assets (note 9)	14,620	14,208
Goodwill (note 9)	19,706	19,227
Deferred income taxes (note 14)	500	500
Other	—	1,152
	$175,868	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,966	$4,122
Accrued liabilities	22,221	33,890
Deferred revenue and credits	399	461
Current portion of long-term liabilities (note 10)	1,328	758
Current portion of obligations under capital lease (note 11)	141	664
	30,055	39,895

Long-term liabilities (note 10)	2,266	1,747
Obligations under capital lease (note 11)	—	287

Shareholders’ equity:
Share capital (note 12)
Authorized Unlimited number of common and preference shares with no par value Common shares, 25,357,231 (2003 – 24,822,071) issued and outstanding	214,047	218,805
Additional paid-in capital	—	440
Warrants	1,538	1,538
Deficit	(71,309)	(46,389)
Accumulated other comprehensive loss Cumulative translation adjustments	(729)	(729)
	143,547	173,665
	$175,868	$215,594

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

/s/ David B. Sutcliffe	/s/ S. Jane Rowe
DAVID B. SUTCLIFFE	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except number of shares)
(Prepared in accordance with United States GAAP)

							Accumulated
			Additional				Other
	Common Shares		Paid-in	Warrants			Comprehensive
	Number	Amount	Capital	Number	Amount	Deficit	(Loss)	Total

Balance December 31, 2001	16,185,770	$122,673	$—	—	$—	$(31,901)	$(729)	$90,043
Net and comprehensive loss	—	—	—	—	—	(41,663)	—	(41,663)
Stock option exercises	159,626	374	—	—	—	—	—	374
Balance December 31, 2002	16,345,396	123,047	—	—	—	(73,564)	(729)	48,754
Net and comprehensive earnings	—	—	—	—	—	2,255	—	2,255
Issued for acquisitions (note 3)	3,708,521	22,377	—	—	—	—	—	22,377
Issued for cash (note 12)	4,442,222	72,186	—	—	—	—	—	72,186
Share issue costs	—	(4,761)	—	—	—	—	—	(4,761)
Stock option exercises	325,932	1,198	—	—	—	—	—	1,198
Warrants issued	—	—	—	138,696	1,538	—	—	1,538
Balance December 31, 2003	24,822,071	214,047	—	138,696	1,538	(71,309)	(729)	143,547
Net and comprehensive earnings	—	—	—	—	—	24,920	—	24,920
Additional paid-in capital	—	—	440	—	—	—	—	440
Stock option exercises	535,160	4,758	—	—	—	—	—	4,758
Balance December 31, 2004	25,357,231	$218,805	$440	138,696	$1,538	$(46,389)	$(729)	$173,665

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.
Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

	Years ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net earnings (loss)	$(41,663)	$2,255	$24,920
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	6,788	5,669	6,915
Tax benefit related to stock option deduction	—	—	440
Non-cash restructuring and other charges	28,593	895	289
Loss (gain) on disposal	597	2	(66)
Deferred income taxes	3,754	—	—
Accrued warrants	481	386	—
Changes in operating assets and liabilities
Accounts receivable	(3,361)	(5,360)	(1,384)
Inventories	2,517	5,878	(9,579)
Prepaid expenses	159	(1,087)	(2,798)
Accounts payable	(1,339)	225	(1,844)
Accrued liabilities	(463)	5,296	12,148
Deferred revenue and credits	(753)	101	62
Net cash provided by (used in) operating activities	(4,690)	14,260	29,103

Cash flows from investing activities:
Business acquisitions (note 3)	—	33	—
Proceeds on disposal	338	4	69
Purchase of fixed assets	(2,219)	(1,972)	(7,120)
Increase in intangible assets	(1,431)	(4,077)	(2,123)
Increase in other assets	—	—	(1,152)
Purchase of long-term investments	—	(24,639)	(21,369)
Proceeds on disposal of long-term investments	—	—	46,186
Purchase of short-term investments	(14,662)	(25,103)	(21,305)
Proceeds on maturity of short-term investments	46,541	10,492	36,247
Net cash provided by (used in) investing activities	28,567	(45,262)	29,433

Cash flows from financing activities:
Issue of common shares, net of share issue costs	374	68,623	4,758
Repayment of long-term liabilities	(1,495)	(2,104)	(1,806)
Net cash provided by (used in) financing activities	(1,121)	66,519	2,952

Net increase in cash and cash equivalents	22,756	35,517	61,488
Cash and cash equivalents, beginning of year	12,085	34,841	70,358
Cash and cash equivalents, end of year	$34,841	$70,358	$131,846

See supplementary cash flow information (note 18)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2003 and 2004
(Expressed in thousands of United States dollars, except per share amounts and number of shares)
(Prepared in accordance with United States GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)       Use of estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)        Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost.

(d)       Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders’ equity. There were no significant unrealized holding gains or losses on available-for-sale securities during the three-year period ending December 31, 2004.

(e)        Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)           Research and development

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards (“FAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.  Certain research and development funding is repayable only on the occurrence of specified future events.  If such events do not occur, no repayment is required.  We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)       Long-term investments

Long-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders’ equity. There were no significant unrealized holding gains or losses on available-for-sale securities at December 31, 2004.

(h)       Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5 years
Research and development equipment	3 years
Tooling	3 years
Software	3-5 years
Office equipment	5 years

We amortize leasehold improvements on a straight-line basis over the lower of their useful lives or lease terms.

(i)          Intangible assets

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

Intellectual property, customer relationships and databases

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years.  Each of these intangible assets is subject to an impairment test as described in note 2(k).

(j)           Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and is subject to a two-step impairment test at least annually.  The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss.  The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)       Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(l)          Income taxes

We account for income taxes in accordance with FAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered “more likely than not”, a valuation allowance is provided.

(m)     Stock-based compensation

We have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net earnings (loss) and earnings (loss) per share would have been as follows:

	Years ended December 31,
	2002	2003	2004
Net earnings (loss):
As reported	$(41,663)	$2,255	$24,920
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(7,817)	(14,775)	(5,591)
Pro forma	$(49,480)	$(12,520)	$19,329

Basic earnings (loss) per share:
As reported	$(2.56)	$0.12	$0.99
Pro-forma	(3.03)	(0.68)	0.77

Diluted earnings (loss) per share:
As reported	$(2.56)	$0.12	$0.96
Pro-forma	(3.03)	(0.68)	0.75

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

As a result of our voluntary option surrender initiative, the unrecognized stock compensation fair value of $5,956 related to the surrendered options was expensed in the year ended December 31, 2003 in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2002	2003	2004
Expected dividend yield	0	0	0
Expected stock price volatility	107%	102%	93%
Risk-free interest rate	4.48%	3.83%	3.76%
Expected life of options	4 years	4 years	4 years

The fair value of stock options granted during the year was $16.71 (2003 – $7.56, 2002 - $4.58).

(n)       Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

(o)       Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(p)       Market development costs

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available.  Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Products)”.

(q)       Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(r)         Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(s)         Comprehensive income

Under FAS No. 130, “Reporting Comprehensive Income”, we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) comprise the foreign currency cumulative translation adjustments. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(t)          Investment tax credits

Investment tax credits are now accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  Prior to 2004, we used the cost reduction method whereby such credits are accounted for as a reduction of the related asset or expenditure.  As no investment tax credits were claimed in 2002 or 2003, the change in policy has no impact on the amounts presented.

(u)       Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(v)        Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123 entitled “Share-Based Payment” (“FAS No. 123”).  This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25.  FAS No. 123 is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 entitled “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“FAS No. 151”).  This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage.  FAS No. 151 requires that these items be recognized as current period charges.  We have adopted FAS No. 151, which had no effect on our consolidated financial statements

3.              Acquisition of AirPrime, Inc.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. (“AirPrime”), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California.  We subsequently changed the name of AirPrime to Sierra Wireless America, Inc.  The results of AirPrime’s operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448.  The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.  Under the terms of the escrow agreement dated August 12, 2003, 927,129 common shares were deposited into escrow.  Of that number, 309,064 common shares have been released and the balance continue to be held in escrow.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,716
Property and equipment	1,352
Intangible assets	5,270
Goodwill	19,706
Total assets acquired	31,044

Current liabilities	7,219

Net assets acquired	$23,825

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Aug 12, 2003 Amount	Accumulated Amortization	Net Amount
Intellectual property	5	$3,780	$1,040	$2,740
Customer relationships	5	940	258	682
Licenses	5	400	114	286
Databases	5	150	41	109
Total purchased intangible assets		$5,270	$1,453	$3,817

The estimated future amortization expense of purchased intangible assets is as follows:

Fiscal Year	Net Amount
2005	$1,054
2006	1,054
2007	1,054
2008	655
Total	$3,817

If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

	2002	2003

Revenue	$96,282	$118,514
Net loss	(58,775)	(1,166)
Loss per share	$(2.94)	$(0.05)

4.              Restructuring and other charges

In the third quarter of 2004, we recorded an additional facilities restructuring charge of $289 related to a change in estimate of the future operating expenses and the foreign exchange loss on the Canadian dollar denominated liability.

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime.  During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Fixed and intangible asset writedowns	$605
Workforce reductions	325
Facilities restructuring	290
Total restructuring and other charges	$1,220

The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which were no longer required.  These assets were written down to nil.  Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees whose employment was terminated.  Of the 11 employees, seven were in product development and four were in manufacturing.  As of December 31, 2003, there were no remaining restructuring amounts to be paid out related to workforce reductions.  We also recorded an additional facilities restructuring charge of $290 as we made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period.  These eight employees completed their integration activities and were terminated as of December 31, 2003 (see note 5).

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand.  During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance.  We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the provision for the 2002 business restructuring program and the balance of the provision at December 31, 2004 and December 31, 2003.

	Facilities Restructuring	Workforce Reduction	Other	Total
Balance at December 31, 2002	$4,547	$54	$164	$4,765
Additional charges	290	—	—	290
Cash payments	(1,243)	(54)	(87)	(1,384)
Balance at December 31, 2003	3,594	—	77	3,671
Additional charges	289	—	—	289
Cash payments	(1,378)	—	(26)	(1,404)
Balance at December 31, 2004	$2,505	$—	$51	$2,556

5.              Integration costs

In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period.  All of these employees have completed their integration activities and were terminated as of December 31, 2003.

6.              Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	2003	2004	2003	2004
Government treasury bills	$11,827	$—	$—	$—
Bankers acceptances	1,937	—	—	—
Commercial paper	996	—	—	—
Government bonds	—	—	24,639	—
	$14,760	$—	$24,639	$—

In 2003, our short-term investments of $14,760 all had contractual maturities of less than one year.  Our long-term investments of $24,639 all had contractual maturities of one to five years.

7.              Inventories

	2003	2004
Electronic components	$782	$5,276
Finished goods	729	5,814
	$1,511	$11,090

8.              Fixed assets

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,825	$1,802	$1,023
Research and development equipment	11,393	8,324	3,069
Tooling	11,155	7,472	3,683
Software	6,095	4,401	1,694
Leasehold improvements	2,288	1,757	531
Office equipment	350	306	44
	$34,106	$24,062	$10,044

	2003
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,478	$1,361	$1,117
Research and development equipment	9,047	7,622	1,425
Tooling	7,280	6,024	1,256
Software	5,450	3,452	1,998
Leasehold improvements	1,742	1,624	118
Office equipment	340	269	71
	$26,337	$20,352	$5,985

As at December 31, 2004, assets under a capital lease with a cost of $1,222 (2003 — $484) and accumulated amortization of $179 (2003 — $310) are included in fixed assets.

9.              Goodwill and intangible assets

Goodwill was acquired in 2003 as a result of the acquisition of AirPrime (note 3).  An annual impairment test has been performed which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of 2004 and determined that the fair value amount exceeded the carrying value amount by a substantial margin, therefore the second step of the impairment test is not required.  During 2004, goodwill decreased by $479 due to the utilization of previously unrecognized pre-acquisition tax losses and certain purchase price adjustments.

The components of intangible assets at December 31, 2004 and 2003 are as follows:

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$3,482	$382	$3,100
License fees	16,401	8,824	7,577
Intellectual property	4,214	1,474	2,740
Customer relationships	940	258	682
Databases	150	41	109
	$25,187	$10,979	$14,208

	2003
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$2,604	$241	$2,363
License fees	15,156	7,404	7,752
Intellectual property	4,214	718	3,496
Customer relationships	940	70	870
Databases	150	11	139
	$23,064	$8,444	$14,620

The estimated aggregate amortization expense for each of the next five years is expected to be $2,842 per year.

10.       Long-term liabilities

	2003	2004
Facilities (note 4)	$3,594	$2,505
Less current portion	1,328	758
	$2,266	$1,747

11.       Obligations under capital lease

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2006.  As at December 31, 2004 our future minimum lease payments under capital leases were as follows:

	Cdn.$	U.S.$
2005	$859	$710
2006	355	293
	1,214	1,003
Less amount representing interest at approximately 8.3%	63	52
	1,151	951
Less current portion	803	664
	$348	$287

Interest expense on capital lease obligations for the year ended December 31, 2004 is $28 (2003 — $63).

12.       Share capital

Public offering

On November 14, 2003, we completed a public offering of 4,600,000 common shares in the United States and Canada at a price of $16.25 per share.  Under the offering, which included the shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 4,442,222 common shares from treasury, and two retiring officers sold an aggregate of 157,778 common shares by way of a secondary offering.

Acquisition of AirPrime, Inc.

On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime.  The value of the shares was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

Stock option plan

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors.  The plan provides for the granting of options at the fair market value of our stock at the grant date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having a five year or a ten year term.  Since February 1999, options have been granted with a five year term.  We have reserved 3,882,233 options for issuance under our employee stock option plan.  Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 2001 is presented below:

	Number of Shares	Weighted Average Exercise Price
		Cdn.$	U.S.$

Outstanding, December 31, 2001	2,443,449	$39.57	$24.78
Granted	732,250	9.79	6.20
Exercised	(159,626)	3.73	2.36
Forfeited	(465,509)	50.22	31.78
Outstanding, December 31, 2002	2,550,564	19.83	12.55
Granted	609,300	14.79	11.46
Exercised	(325,932)	4.90	3.80
Forfeited	(1,107,572)	54.86	42.53
Outstanding, December 31, 2003	1,726,360	11.58	8.98
Granted	566,813	30.77	25.43
Exercised	(535,160)	11.74	9.70
Forfeited	(52,442)	25.98	21.47
Outstanding, December 31, 2004	1,705,571	20.71	17.12

December 31,	Exercisable, end of year

2002	1,378,101
2003	714,345
2004	545,382

The following table summarizes the stock options outstanding at December 31, 2004:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$

$0.74 - $1.24 (Cdn.$0.90 - Cdn.$1.50)	33,164	2.7	$1.30	$1.08	33,164	$1.30	$1.08
$1.25 - $2.89 (Cdn.$1.51 - Cdn.$3.50)	323,115	2.6	3.34	2.76	161,395	3.29	2.72
$2.90 - $9.92 (Cdn.$3.51 - Cdn.$12.00)	272,833	3.6	9.16	7.56	90,468	8.73	7.22
$9.93 - $16.53 (Cdn.$12.01 - Cdn.$20.00)	126,672	3.1	16.24	13.42	68,070	15.00	12.40
$16.54 - $24.79 (Cdn.$20.01 - Cdn.$30.00)	501,007	3.7	22.12	18.28	141,539	22.55	18.64
$24.80 - $145.50 (Cdn.$30.01 - Cdn.$176.05)	448,780	3.7	41.37	34.19	50,746	100.25	82.85
	1,705,571	3.4	20.71	17.12	545,382	19.55	16.16

The options outstanding at December 31, 2004 expire between March 9, 2005 and December 31, 2009.

Warrants

There are outstanding warrants to purchase 138,696 of our common shares at Cdn $20.49 per share.  The warrants are exercisable for a term of five years from December 30, 2003.  The warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (note 17(b)).

13.       Financial instruments

Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenue.  In the twelve months ended December 31, 2004, two customers individually accounted for more than 10% of our revenue and in aggregate, these two customers represented 51% of our revenue.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper is uninsured.  Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results.  We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand.  Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable.  We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

Line of credit

During 2004, we had an operating line of credit of $10,000, which bore interest at prime plus 1.25% per annum. This line of credit was secured by a general security agreement providing a first charge against all assets.  On December 31, 2004, we renegotiated our line of credit and now have an unsecured revolving demand facility for $10,000, which bears interest at prime per annum.  The balance at December 31, 2004 was nil (2003 — nil).

14.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2003	2004
Deferred tax assets (liabilities)
Fixed assets	$(350)	$(1,026)
Loss carryforwards	11,995	6,623
Scientific research and development expenses	10,538	9,975
Share issue costs	1,812	1,110
Reserves and other	3,708	3,357
Total gross deferred tax assets	27,703	20,039
Less valuation allowance	27,203	19,539
Net deferred tax assets	$500	$500

We believe that realization of our net deferred tax assets is more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2004, we had approximately $22,174 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely, and investment tax credits of approximately $18,468 available to offset future Canadian federal and provincial income taxes payable.  The investment tax credits expire commencing in 2006 until 2014.

In addition, at December 31, 2004, net operating loss carryforwards for our foreign subsidiaries were $17,661 for United States income tax purposes and $2,061 for U.K. income tax purposes.  These carryforwards expire in various amounts through 2019.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2002	2003	2004
Combined Canadian federal and provincial income taxes at expected rate of 35.6% (2003 - 37.6%, 2002 – 39.6%)	$(15,127)	$923	$10,437
Permanent and other differences	1,381	(9)	(126)
Unrecognized tax assets	8,826	(635)	(5,780)
Change in enacted tax rates	—	—	—
Loss (income) subject to tax at rates lower than statutory rate	4,629	(81)	(133)
Writedown of deferred tax asset	3,754	—	—
	$3,463	$198	$4,398

Our provisions for income taxes consist of the following:

	2002	2003	2004
Current
Canadian	$94	$198	$357
Foreign	(385)	—	4,041
Total current	(291)	198	4,398
Deferred
Canadian	3,754	—	(500)
Foreign	—	—	500
Total deferred	3,754	—	—
Income tax expense	$3,463	$198	$4,398

15.       Research and development

	2002	2003	2004
Research and development	$16,795	$16,471	$27,170
Less government research and development funding	1,899	477	2,643
	$14,896	$15,994	$24,527

Included in our gross research and development expense was a repayment of funding of $1,970 (2003 - $258; 2002 - $193).

16.       Earnings (loss) per share

The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

	2002	2003	2004
Weighted-average shares used in computation of basic earnings (loss) per share	16,304	18,442	25,212
Weighted-average shares from assumed conversion of dilutive options	—	547	852
Weighted-average shares used in computation of diluted earnings (loss) per share	16,304	18,989	26,064

17.       Commitments and contingencies

(a)         Operating leases

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2004 as follows:

	Cdn.$	U.S.$
2005	$3,441	$2,844
2006	3,301	2,728
2007	3,390	2,802
2008	3,407	2,816
2009	2,597	2,146
Thereafter	4,153	3,432
	$20,289	$16,768

(b)         Contingent liability on sale of products

(i)                                    Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)                                 We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)                              Under certain research and development funding agreements, we are contingently liable to repay up to $3,262.  Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

(iv)                             Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the year ended December 31, 2004, we claimed nil (2003 — $477) that has been recorded as a reduction of research and development expense.  During the year ended December 31, 2004, we have recorded, in research and development expense, the repayment of $1,904 (2003 – nil).  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of December 31, 2004, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.  The agreement is effective April 2003.  During the year ended December 31, 2004, we have claimed $2,643 (2003 – nil), which has been recorded as a reduction of research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No repayments were made in the year.

(v)                                We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, January 1, 2002	$1,251
Provisions	819
Expenditures	(907)
Balance, December 31, 2002	1,163
Provisions	1,939
Increase due to acquisition (note 3)	418
Expenditures	(1,179)
Balance, December 31, 2003	2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	$2,941

(c)          Other commitments

We have entered into purchase commitments totaling approximately $12,600 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2005 and March 2005.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)         Legal proceedings

(i)                                    Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the first amended complaint filed September 13, 2004 and second amended complaint filed January 3, 2005 (collectively the “Complaint”) of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, which was filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  On March 4, 2005, the defendants filed motions to dismiss the Complaint.  The hearing is expected to occur in May 2005.  We have given notice to our liability insurance carriers and submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime.  Both the insurance carrier and escrow shareholders are disputing their obligations with respect to this Complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

(ii)                                 In July 2001, we learned that Metricom, Inc. (“Metricom”), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws.  We filed a proof of claim for amounts due to us totaling $13,745.  Metricom objected to that claim asserting that all but $2,254 should be disallowed.  Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as “preferences”.  We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability.  During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims.  We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 — $1,808).  In 2004, we received an additional $513 that was included in our net income for 2004.

(iii)                              We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18.       Supplementary information

	2002	2003	2004
(a) Cash flow information:
Cash received
Interest	$912	$500	$1,660
Income taxes	905	24	4
Cash paid for
Interest	323	62	32
Income taxes	57	62	2,649
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	328	113	1,238
Issuance of common shares on acquisition (note 3)	—	22,377	—

(b) Allowance for doubtful accounts:
Opening balance	$5,169	$3,068	$2,230
Acquisitions	—	62	—
Bad debt expense	623	375	366
Write offs and settlements	(2,724)	(1,275)	(128)
Closing balance	$3,068	$2,230	$2,468

(c) Other:
Rent expense	$1,599	$1,603	$2,004
Foreign exchange gain	77	439	333

19.       Segmented information

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

	2002	2003	2004
Mobile	$7,781	$6,183	$10,451
PC card	44,616	71,060	125,604
Embedded modules	19,025	20,961	70,044
Voq	—	—	1,893
Other	2,113	2,845	1,825
Research and development funding	3,724	660	1,388
	$77,259	$101,709	$211,205

47% (2003 — 65%) of our fixed assets are in Canada.  Product sales in the Americas were 89% (2003 — 73%; 2002 — 87%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	2002	2003	2004
Customer A	less than 10%	less than 10%	$55,718
Customer B	less than 10%	less than 10%	52,755
Customer C	$17,808	$18,044	less than 10%
Customer D	$15,605	less than 10%	less than 10%

20.       Subsequent events

Subsequent to December 31, 2004, we became aware of certain alleged securities class action lawsuits filed against the Company and certain of our officers in the U.S. District Court Southern District of New York and the U.S. District Court Southern District of California.  On February 22, 2005, we were served with one of the complaints filed in the Southern District of California.  We are assessing the complaints and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We have been added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  We are assessing the complaint and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.